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                                                                    EXHIBIT 23.1


The Board of Directors and Stockholders of

Mission Resources Corporation:

We consent to incorporation by reference in the registration statement (No. 333-54798) on Form S-4 of Mission Resources Corporation, as amended by Post-Effective Amendment No. 1 to Form S-4 on Form S-8, of our report dated March 9, 2001, relating to the consolidated balance sheets of Bellwether Exploration Company and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 Annual Report on Form 10-K/A of Bellwether Exploration Company.


                                             KPMG LLP


Houston, Texas
May 29, 2001